UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2014, announcing STMicroelectronics’ reporting on the main resolutions to be proposed at the 2014 Annual General Meeting of Shareholders.

PR No. C2751C

STMicroelectronics Reports on Main Resolutions to be Proposed at
the 2014 Annual General Meeting of Shareholders

Geneva, April 28, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced the main resolutions to be submitted for shareholder adoption at the Company’s Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on June 13, 2014.

The main resolutions, proposed by the Supervisory Board, include:

•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term, expiring at the 2017 Annual General Meeting;

•
The reappointment for a three-year term, expiring at the 2017 Annual General Meeting, of the following members of the Supervisory Board: Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera;

•
The appointment as new members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting, of: Ms Heleen Kersten and Mr. Maurizio Tamagnini in replacement of  Mr. Tom de Waard and  Mr.Bruno Steve, whose terms will expire;

•
The adoption of the Company’s 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards. The  Statutory Annual Accounts for the year ended December 31, 2013, are posted on the Company’s  website and were filed with the Netherlands Authority for the Financial Markets (AFM) on April 28, 2014;

•
The distribution of a cash dividend of US$0.10 in the second quarter of 2014, and of US$0.10 in the third quarter of 2014, per common share, to be paid in June and September of 2014, respectively, to shareholders of record in the month of each quarterly payment as per the table below. The amount of the proposed second and third quarter of 2014 cash dividend is stable with respect to previous quarterly dividend distributions;

•	The appointment of PricewaterhouseCoopers Accountants N.V.as the Company’s external auditor for the 2014 and 2015 financial years.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be May 16, 2014. The complete agenda and all relevant detailed information concerning the Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements as of April 28, 2014.

The table below summarizes the full schedule for the quarterly dividends:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2014	23-Jun-14	25-Jun-14	26-Jun-14	01-Jul-14	23-Jun-14	26-Jun-14
Q3 2014	22-Sep-14	24-Sep-14	25-Sep-14	30-Sep-14	22-Sep-14	25-Sep-14
Q4 2014(*)	15-Dec-14	17-Dec-14	18-Dec-14	23-Dec-14	15-Dec-14	18-Dec-14
Q1 2015(*)	23-Mar-15	25-Mar-15	26-Mar-15	31-Mar-15	23-Mar-15	26-Mar-15

(*) The fourth quarter 2014 and first quarter 2015 dividends will be decided during the fourth quarter of 2014.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

2

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:	MEDIA RELATIONS:
Tait Sorensen	Nelly Dimey
Group VP, Investor Relations	Director, Corporate Media and Public Relations
Tel: +1 602 485 2064	Tel: + 33 1 58 07 77 85
tait.sorensen@st.com	nelly.dimey@st.com

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 29, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services